SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549


                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15 (d) of the
               Securities and Exchange Act of 1934

    For the period from January 1, 1997 to December 30, 1997


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


             AMENDED AND RESTATED CRANE CO. SAVINGS
                       AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CRANE CO.
                    100 First Stamford Place
                   Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                        Page

INDEPENDENT AUDITORS' REPORT                              1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 30, 1997 and
     December 31, 1996                                    2
Statements of Changes in Net Assets
     Available for Benefits for the Period
     From January 1, 1997 to December 30, 1997
     And year Ended December 31, 1996                     3
Notes to Financial Statements                             4


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 30, 1997 AND FOR THE PERIOD
FROM JANUARY 1, 1997 TO DECEMBER 30, 1997

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 30, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the period January 1, 1997 to December 30, 1997 and for year ended December 31,1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1997 and December 31, 1996, and the changes in its net assets available for benefits for the period from January 1, 1997 to December 30, 1997 and year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 1997 and (2) reportable transactions for the period from January 1, 1997 to December 30, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.



Deloitte & Touche LLP
Stamford, Connecticut
June 19, 1998
                                   1

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1997 AND DECEMBER 31, 1996
                                                1997          1996
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime
Portfolio                               $  7,566,856  $  7,597,233
Vanguard Retirement Savings Trust         12,326,840    12,147,344
Vanguard/Windsor II                       33,915,332    26,964,028
Crane Co. Stock Fund                      63,566,399    43,410,426
Medusa Stock Fund                          1,217,548     1,314,830
Vanguard/Wellington Fund                  10,075,274     7,703,210
Vanguard/Morgan Growth Fund                6,943,158     5,289,060
Vanguard  Fixed  Income  Securities  -
Long-Term Corporate Portfolio              1,854,119     1,484,805
Vanguard Index Trust - 500 Portfolio       2,470,073       848,281
Vanguard/PRIMECAP Fund                     2,654,394       726,202
Loan Fund                                  3,717,641     2,971,977
          Total investments              146,307,634   110,457,396

RECEIVABLES:
Company contributions (Crane Co. Stock
Fund)                                        162,878       238,601
Employee contributions                       882,453       584,678
Employee loan payments                       130,787        93,793
Interest and dividends                       104,027             -
          Total receivables                 1,280,145       917,072

             Total assets                147,587,779   111,374,468

LIABILITIES:

Forfeitures due Crane Co.  (Crane  Co.
Stock Fund)                                  244,942        32,389

NET ASSETS AVAILABLE FOR BENEFITS       $147,342,837 $ 111,342,079


See notes to financial statements.



AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD
FROM JANUARY 1, 1997 TO DECEMBER 30, 1997 AND YEAR ENDED DECEMBER 31,1996
                                                1997          1996
CONTRIBUTIONS:
Employee                                $  9,535,792  $  7,498,609
Crane Co. (Crane Co. Stock Fund)           3,458,814     3,091,336
     Total contributions                  12,994,606    10,589,945

EARNINGS ON INVESTMENTS:
Interest and dividends                     7,289,503     5,191,655
Net  appreciation in fair  value  of
investments                               29,159,773    10,777,328
     Total earnings on investments        36,449,276    15,968,983

DISTRIBUTIONS TO PARTICIPANTS                          (7,995,738)
                                        (14,761,316)
ROLLOVERS  AND TRANSFERS FROM  OTHER
PLANS                                       1,573,165      783,660
TRANSFER  OF ASSETS DUE TO  SALE  OF
SUBSIDIARY                                  -             (90,630)
FORFEITURES (Crane Co. Stock Fund)                        (76,904)
                                        (244,942)
ADMINISTRATIVE EXPENSE AND OTHER            (10,031)       (5,310)

NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                              36,000,758    19,174,006

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                    111,342,079    92,168,073

NET ASSETS AVAILABLE FOR BENEFITS
  End of period                         $147,342,837  $111,342,079





See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements For the Period from January 1, 1997 to December 30, 1997 and Year Ended December 31, 1996
1. DESCRIPTION OF THE PLAN
    The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

  A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 30, 1997 the fiscal year end of the Plan was changed to December 30th.

  B.    Plan Amendments - The Plan was amended effective January 1,  1997
  designating  the  portion  of  the  Plan  invested  in  Company   Stock
  (consisting of (a) Contributing Companies matching contributions, which are invested in Company Stock through the Company Matching Contribution Stock Fund and (b) Participants' Deferred Savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

  C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

  D. Participation - Subject to certain conditions, U.S. employees of Crane Co. and eight of its subsidiaries: Huttig Sash & Door Company; Hydro-Aire, Inc.; Dyrotech Industries; Kemlite Company Inc.; Cochrane Inc.; Crane Capital Corp.; Unidynamics St.Louis Inc.;and Mark Controls Corporation (collectively,the "Employer") are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

  E. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Effective June 1, 1997, the Plan no longer limited pretax contributions of non-highly compensated employees to 10 percent. In addition, the contribution limit for highly compensated employees, those whose 1997 earnings equal or exceed $80,000,is 7 percent. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first 6 percent of each participant's deferred savings, which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $9,500
  in 1997 and 1996.                            4

  F. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Medusa Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Medusa Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

  G. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

         Years of Service          Vested Interest
       Less than 1 year                 None
       1 year but fewer than 2           20%
       2 years but fewer than 3          40%
       3 years but fewer than 4          60%
       4 years but fewer than 5          80%
       5 years or more                  100%

 Participants  whose employment terminates by reason of death,  permanent
 disability  or  retirement  are fully vested.   Participants  are  fully
 vested upon the attainment of age sixty-five (65).

 H. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

 I. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

 J.  Tax  Status - The Plan received a determination letter dated  March
 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

 K. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

 L. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfers between the investment fund and the Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES
 The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

 A.   Investment Funds
  The Plan provides the following funds in which participants can elect to invest their Plan assets:

  Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S.banks and Yankee obligations. The intent is to maintain a constant net asset value of $1.00 per share.

  Vanguard Retirement Savings Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent is to maintain a constant net asset value of $1.00 per share. Plan assets in the Retirement Savings Trust are recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately, 6% during both 1997 and 1996. The crediting interest rate was approximately 6% at December 30,1997 and December 31, 1996. Generally, the fair value of Plan assets invested approximates contract value. Fair value of Plan assets invested was $12,326,840 and $12,147,344 at December 30, 1997 and December 31, 1996, respectively. According to the Trustee, the fair value of the Trust's assets approximated contract value at December 30,1997 and December 31,1996.

  Vanguard/Windsor  II  - A diversified portfolio  of  equity  securities seeking to provide long-term growth of capital and income. Its secondary objective is to provide a reasonable level of current income.

 Crane Co. Stock Fund - Investments in common stock of Crane Co.

 Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of Crane Co. common stock. This distribution occurred in October 1988. Participants were 100 percent vested in the shares of Medusa Corporation on the date they were allocated to their accounts.

 Participants may not direct future contributions into the Medusa Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered. On June 19, 1998 a merger between Southdown, Inc., and Medusa Corporation was approved pending completion of a ten day dissenters period. Southdown shares received for Medusa shares are expected to be sold, and participants holding shares in the Medusa Fund are able to direct the proceeds from the sale to any of the other investment vehicles available in the Plan. If the participants do not select an investment vehicle the proceeds will be transferred to their Money Market Reserve Fund.

 Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70 percent of net assets are allocated to equities and 30-40 percent to fixed income securities.

 Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

 Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

 Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income.

 Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

 The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

B. Investment Valuation - Investments in Mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Medusa Stock Fund are valued at the quoted market price of the respective companies. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets at the period ended December 30, 1997 and year ended December 30, 1996:

                                        1997                1996
                   Principal        Market      Principal        Market
                   Amount ($)  or   Value       Amount ($) or     Value
                   Shares/Units                 Shares/Units
Vanguard      Money
Market    Reserves-
Prime Portfolio       7,566,856  $ 7,566,856       7,597,233  $ 7,597,233
Vanguard/Windsor II   1,190,429  $33,915,332       1,131,516  $26,964,028
Vanguard Retirement
Savings Trust       $12,326,840  $12,326,840     $12,147,344  $12,147,344
Vanguard/Wellington
Fund                    343,163  $10,075,274         294,578  $ 7,703,210
Crane   Co.   Stock
Fund                  1,475,543  $63,566,399       1,496,395  $43,410,426

      C.Investment  Transactions  and  Investment  Income  -   Investment
transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date.
Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.Distributions to Participants- Benefit payments are recorded upon distribution.

     E.General - The financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
 The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Crane Co. and participants with loan balances.

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
 Allocation by fund of net assets available for benefits at December 30, 1997 and December 31, 1996 follows:

                                                 1997            1996
Vanguard  Money Market  Reserves  -
Prime   Portfolio                       $   7,566,856   $   7,612,630
Vanguard Retirement Savings Trust          12,326,840      12,263,666
Vanguard/Windsor II                        33,915,332      27,164,036
Crane Co. Stock Fund                       63,566,399      43,764,912
Medusa Stock Fund                           1,217,548       1,314,830
Vanguard/Wellington Fund                   10,075,274       7,798,543
Vanguard/Morgan Growth Fund                 6,943,158       5,345,044
Vanguard  Fixed Income  Securities-
Long-Term Corporate Portfolio               1,854,119       1,503,159
Vanguard   Index   Trust   -    500
Portfolio                                   2,470,073         866,313
Vanguard/PRIMECAP Fund                      2,654,394         736,969
Loan Fund                                   3,717,641       2,971,977
                                         $146,307,634    $110,457,396

5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996 were as follows:

Employee Contributions:
                                                1997             1996
Vanguard  Money Market  Reserves  -
Prime   Portfolio                       $    555,759     $    564,168
Vanguard Retirement Savings Trust          1,099,586        1,320,427
Vanguard/Windsor II                        2,586,989        2,237,356
Crane Co. Stock Fund                       1,667,638        1,197,680
Vanguard/Wellington Fund                   1,306,773        1,122,363
Vanguard/Morgan Growth Fund                  793,306          649,921
Vanguard Fixed Income Securities -
   Long-Term Corporate Portfolio             244,739          230,466
Vanguard   Index   Trust   -    500
Portfolio                                    652,219          102,388
Vanguard/PRIMECAP Fund                       628,783           73,840
                                        $  9,535,792     $  7,498,609

                                                                       9

Interest and Dividends:                       1997               1996
Vanguard  Money Market Reserves
- Prime   Portfolio                   $    430,202       $    423,505
Vanguard Retirement Savings Trust          729,613            691,239
Vanguard/Windsor II                      3,090,830          1,891,892
Crane Co. Stock Fund                       727,570            684,446
Medusa Stock Fund                           13,403             17,069
Vanguard/Wellington Fund                   845,402            597,889
Vanguard/Morgan Growth Fund                934,578            504,012
Vanguard      Fixed      Income
Securities           -Long-Term
Corporate Portfolio                        105,779            124,686
Vanguard  Index  Trust  -   500
Portfolio                                   46,502             12,824
Vanguard/PRIMECAP Fund                      89,406             18,679
Loan Fund                                  276,218            225,414
                                      $  7,289,503       $  5,191,655
Net Appreciation (Depreciation)
in Fair Value of Investments:
Vanguard/Windsor II                   $ 5,374,035         $ 3,310,639
Crane Co. Stock Fund                   21,086,660           6,219,196
Medusa Stock Fund                         268,204             316,497
Vanguard/Wellington Fund                  986,667             485,526
Vanguard/Morgan Growth Fund               598,948             453,795
Vanguard      Fixed      Income
Securities-Long-Term
Corporate Portfolio                        86,514           (101,369)
Vanguard  Index  Trust  -   500
Portfolio                                 406,592              56,270
Vanguard/PRIMECAP Fund                    352,153              36,774
                                      $29,159,773         $10,777,328
Distributions to Participants:
Vanguard  Money Market Reserves
- Prime   Portfolio                 $  (1,251,513)       $  (984,744)
Vanguard   Retirement   Savings
Trust                                  (1,810,428)        (1,161,627)
Vanguard/Windsor II                    (3,213,836)        (1,744,278)
Crane Co. Stock Fund                   (6,529,552)        (2,689,238)
Medusa Stock Fund                        (321,203)          (101,035)
Vanguard/Wellington Fund                 (603,281)          (691,592)
Vanguard/Morgan Growth Fund              (487,784)          (323,586)
Vanguard      Fixed      Income
Securities     -      Long-Term
Corporate Portfolio                      (221,235)           (112,825)
Vanguard  Index  Trust  -   500
Portfolio                                 (83,802)              (468)
Vanguard/PRIMECAP Fund                    (48,553)              (499)
Loan Fund                                (190,129)          (185,846)
                                     $(14,761,316)       $(7,995,738)
                                      10

Transfer From (To) Other Funds:
                                             1997                1996
Vanguard  Money Market Reserves
- Prime   Portfolio                    $  259,064        $  (681,562)
Vanguard   Retirement   Savings            97,592           (231,295)
Trust
Vanguard/Windsor II                   (1,099,552)                 817
Crane Co. Stock Fund                    (311,147)             135,620
Medusa Stock Fund                        (37,728)            (59,741)
Vanguard/Wellington Fund                (264,974)           (430,953)
Vanguard/Morgan Growth Fund             (255,723)             214,756
Vanguard      Fixed      Income
Securities            Long-Term
Corporate Portfolio                       147,982            (91,125)
Vanguard  Index   Trust  -  500
Portfolio                                 576,919             577,152
Vanguard PRIMECAP Fund                    887,567             566,331
                                          $     -             $     -

Rollovers   and  Transfers   From
Other Plans:

Vanguard  Money Market Reserves
- Prime   Portfolio                 $     91,686        $      6,228
Vanguard   Retirement   Savings
Trust                                    181,404              18,454
Vanguard/Windsor II                      426,788             250,628
Crane Co. Stock Fund                     275,118              23,961
Medusa Stock Fund                              -                   -
Vanguard/Wellington Fund                 215,585             110,348
Vanguard/Morgan Growth Fund              130,876             187,363
Vanguard      Fixed      Income
Securities-Long-Term
Corporate Portfolio                       40,376              50,793
Vanguard  Index  Trust  -   500
Portfolio                                107,600              99,126
Vanguard/PRIMECAP Fund                   103,732              36,759
Loan Fund                                      -                   -
                                    $  1,573,165         $   783,660

                                SIGNATURE



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                     ADMINISTRATIVE COMMITTEE OF THE
                     AMENDED AND RESTATED CRANE CO.
                       SAVINGS AND INVESTMENT PLAN



                    D. S. Smith
                    D. S. Smith

                    A. I. duPont
                    A. I. duPont

                    R. B. Phillips
                    R. B. Phillips

                    R. A. DuBois
                    R. A. DuBois

                    G. A. Dickoff
                    G. A. Dickoff





Stamford, CT
June 25, 1998

       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 30, 1997

                         Shares/
                        Principal
 Identity of Issue     Amount ($)         Cost       Current
                                                      Value
Vanguard      Money
Market    Reserves-
Prime Portfolio*           7,566,856  $ 7,566,856  $  7,566,856
Vanguard Retirement
Savings Trust*           $12,326,840   12,326,840    12,326,840
Vanguard/Windsor           1,190,429   23,527,243    33,915,332
II*
Crane   Co.   Stock        1,475,543   30,096,517    63,566,399
Fund*
Medusa Stock Fund             25,961      253,924     1,217,548
Vanguard/Wellington
Fund*                        343,163    8,162,666    10,075,274
Vanguard/Morgan
Growth Fund*                 399,262    5,866,583     6,943,158
Vanguard      Index
Trust     -     500           27,412    2,058,290     2,470,073
Portfolio*
Vanguard/PRIMECAP             67,490    2,313,664     2,654,394
Fund*
Vanguard      Fixed
Income Securities -
Long-Term Corporate          199,582    1,762,207     1,854,119
Portfolio*
Loans            to                -    3,717,641     3,717,641
Participants*
                                      $97,652,430  $146,307,634



*Represents a party-in-interest to the plan.

       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
            PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997

                      Cost of          Proceeds   Cost of Assets
                      Assets             From          Sold       Net Gain
Identity of Issue    Purchased           Sales                    or(Loss)

Series of Transactions
Crane  Co.  Stock
Fund*              $9,131,394        $10,062,729   $5,858,168   $4,204,561
Vanguard    Money
Market   Reserves
-Prime Portfolio*  $ 4,896,173         $4,925,924   $4,925,924            -
Vanguard/Windsor
II*               $ 7,913,300         $6,337,400   $4,294,023   $  $2,043,377
Vanguard
Retirement
Savings Trust*    $ 3,597,638         $3,414,489    $3,414,489           -






   *Represents a party-in-interest to the plan.


                                  14